Exhibit 99.8

Red White & Bloom Provides Q3 2021 Financial Results: Revenue Increased $6 Million Over Q3 2020

•Q3 year to date revenue increased 386% year over year to $36.9 million for the nine months ended September 30, 2021

•EBITDA of $5.9 million is an increase of $11.7 million over Q3 2020,

•Adjusted sales1 of $99.2 million for the nine months ended September 30, 2021

•Michigan Marijuana Regulatory Agency issued pre-qualification for RWB cannabis licensure

•Florida expansion strategy included 45,000 sq ft cultivation center purchased in Q3

TORONTO, November 30, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, announces 2021 third quarter financial results highlighted by a 93% increase in third quarter year over year revenue.  All figures are reported in Canadian dollars (CAD) unless otherwise noted.

“In the third quarter, we made excellent progress in laying additional building blocks in our core operating states of Florida, Michigan, and California to become more vertically integrated where it will be most profitable," stated Brad Rogers, RWB Chairman & CEO. “This will help drive increased revenue and margins for the Company. Simultaneously, we are gaining significant market share with our premium Platinum Vape™ (PV) and exclusively licensed High Times® branded products in select markets as evidenced by ArcView/Greentank's 2021 Q3 Industry Vape Report(1), which named Platinum Vape as the #1 brand vape cartridge in Michigan.”

Q3 2021 Financial Result

Revenue for Q3 2021 was $11.8 million compared to $6.1 million in Q3 2020, an increase of 93%.

EBITDA was $5.9 million for Q3 compared to an EBITDA loss of $5.8 million in Q3 2020, a gain of $11.9 million.

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(1) https://www.greentanktech.com/offer/industry-vape-report/

Net loss for Q3, 2021 was $5.5 million compared to $9.5 million in Q3, 2020. The change in net loss was primarily a result of revaluation of the Company’s Call/Put options, as well as rightsizing compensation and achieving economies of scale.

Nine Months Ended Sept 30, 2021 Results

Revenue for the nine months ended September 30, 2021 was $36.9 million, an increase of 386% over revenue of $7.6 million in the comparable nine months ended September 30, 2020.

Gross profit excluding fair value items for the nine months ended September 30, 2021 was $21.5 million, an increase of 295% over gross profit of $5.5 million in the comparable nine months ended September 30, 2020.

Net loss for the nine months ended September 30, 2021 was $73.8 million compared to net loss of $29.8 million for the nine months ended September 30, 2020. The increase in net loss is primarily attributable to ramping up operations in our core markets in expectation of fortifying our brand strategy, which includes expanding and deepening our High Times retail and product presence and completing the pending investee transaction.

Adjusted Sales1

RWB currently utilizes a state-licensed 3rd party cannabis manufacturer in Michigan for Platinum Vape sales.  As part of the legacy product licensing agreement, the revenue RWB can recognize is product sales less inventory purchases and direct expenses. As a result, RWB’s reported revenue in Michigan is substantially understated by inventory purchases made and direct expenses incurred during the period.

Adjusted Sales[1] - Combined
	Q1	Q2	Q3	Total
IFRS Revenue - All Combined	$11,823,405	13,327,814	11,789,982	36,941,201
Difference between Adjusted Sales[1] & IFRS Revenue – Mich	$20,648,800	21,219,839	20,400,316	62,268,955
Adjusted Sales[1]	$32,472,205	34,547,653	32,190,298	99,210,156

Summary of EBITDA

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
Summary of EBITDA	2021	2020	2021	2020
Net Loss	$ (5,472,693)	$ (9,471,390)	$ (73,890,205)	$ (29,757,930)
Current income tax expense	2,772,356	608,598	4,284,145	608,598
Finance expense	1,995,465	1,150,545	15,086,006	2,848,639
Depreciation and amortization	6,632,505	1,911,238	19,329,865	3,233,484
EBITDA	5,927,633	(5,801,009)	(35,190,189)	(23,067,209)

Currently the majority of revenue is derived from sales of cannabis finished products through third party wholesaling to retailers.  RWB will be vertically integrated upon the closing of the pending acquisition of the Michigan investee.  RWB anticipates this will leverage cost sharing and other economies of scale to further improve margin.

Chris Ecken, RWB CFO, stated, “RWB is being very strategic in pursuing vertical integration only when there is value to be added.  We aim to be asset light and brand rich. Our strategy is to support the brands in the most profitable way. We have been putting the teams in place to support this strategy in each state where we operate. As RWB integrates vertically in multiple states, we anticipate that our margins will dramatically increase, enabling us to move toward profitability.”

Michigan Acquisition Update

Red White & Bloom’s RWB Michigan LLC subsidiary finalized the revised structure for the closing on its purchase of its Michigan Investee and received Adult Use (recreational use) prequalification status pursuant to the licensing provisions of the Michigan Regulation and Taxation of Marihuana Act (MRTMA).   RWB has continued to work closely with Michigan’s Marijuana Regulatory Agency (“MRA”) and is making progress on the closing of the acquisition of the Michigan facilities, which include active and planned dispensaries; cultivation facilities; and significant company-owned real estate holdings.  These Michigan facilities generated $93 million in revenue in 2020 .  At this time, no investee revenue or expenses (other than expenses related to transaction costs) are included in the RWB financial results. RWB acknowledges that the transaction is taking longer than anticipated but has used this time to prepare from an operational, HR and planning perspective.

During Q3 2021, RWB closed on the acquisition of the Apopka, Florida cultivation facility and readied 30 grow pods for transition onto the site, with the anticipation of being fully planted by Dec. 1, 2021 .  RWB projects first full year revenue of $50.8 million from the 30 pods and greenhouse in Apopka. The average Florida cannabis operators are currently reporting gross margins of approximately 60%.

“We are extremely proud of our employees and their excellent track record of achievements, particularly in Florida, where they have met all deadlines on time and within budget related to the preparation and now the start of operations for our new processing facility in Sanderson and our cultivation facilities in Apopka,” Rogers said.  “We will update shareholders on our progress shortly and are eager to share how our work in Florida and other areas is coming to fruition in Q1 2022 quarterly results.”

Balance Sheet

RWB is seeking to take advantage of the currently lower interest rates available to cannabis entities.  The Company is in advanced discussions with a number of funds to restructure the current debt of $115 million due in 2022 into a more advantageous long-term debt solution.

Additional highlights of Q3, 2021

•Florida

oClosed acquisition of 45,000 sf greenhouse on 4.7 acres in Orange County Florida

oRWB Florida began producing edibles at the Sanderson facility

oR&D resulted in new formulations for live rosin that are now in approval process by state regulators.   New product formulations will contribute to additional product available in RWB’s dispensary and additional dispensaries scheduled to open in the first quarter of 2022.

•Michigan

oRWB took over operational control of Platinum Vape, leveraging efficiencies of scale across multiple states

oRWB received Adult Use (recreational license) – the final major regulatory hurdle to completion of the long-awaited (Michigan investee)retail, cultivation and real estate assets that generated $93 million in revenue in 2020.

oCompleted build out of a separately acquired processing facility for the production of vapes, chocolates and gummies.  Received local zoning approval and are awaiting step-2 licensing by MRA.  Once complete, RWB will be able  to recognize all topline revenue for all RWB controlled brands from this facility.

•Illinois

oThe previously announced acquisition of a fully licensed cannabis company via a binding LOI from a non-profit has created an additional layer of complexity for the seller.  RWB is working with regulators to move forward.

•California

oRWB has transitioned the management oversight of Platinum Vape brand to its own team.  With the improved operational structure and procedures, RWB is achieving greater operational efficiencies in areas including packaging, purchasing, procurement and distribution.

oRWB is on track to expand distribution of the brand in 2022, anticipating doubling its footprint in California and expanding beyond vapes.

•Former US Congressman Ryan Costello joined the RWB Board of Directors

•Adopted a rolling stock option plan to attract top quality management and granted restricted shares to employees to attract and retain talent in an extremely tight job market.

Expanding Work Force

“Our talented employees are our most important asset and are critical to achieving our goals,” Rogers stated.  “Companies across North America are struggling to retain skilled employees at all levels.  We have brought together top talent from other commodity markets and similar industries to strengthen our management team, highlighted by the recent addition of Chris Ecken, RWB CFO from spirits industry leader Brown Forman. With a number of additions in the organization over the last year, we now have key members of our management team in place to support our strategy.”

RWB has also expanded its Integrated Services Group, which includes human resources (HR), IT, compliance, risk management and finance and accounting.  This will facilitate incorporating RWB values and core beliefs for all operations.

The HR team has been instrumental in recruiting and retaining a diverse workforce, multi-lingual communications, and aligning roles and responsibilities.   RWB has increased salaries to be more competitive in the market and recognize employees’ service, work ethic and experience.   As a result, RWB has recalibrated wages for equal pay for equal work in California and Florida and plans to continue this practice as the Company grows.

RWB has instituted stock options for management and granted restricted shares to employees as a means to offer a stake in the future success of RWB that The Company anticipates will result from their expertise and continued dedication.

“As we work to close the Michigan investee transaction and expand in California and Florida, we will be bringing on a number of new employees in each market, as well as further expanding the breadth and depth of our management team,” Rogers noted.  “Our investment in a talented work force will be a key factor in helping us continue our upward trajectory of growth and increased revenue, while propelling our house of premium brands toward profitability.”

Earnings Conference Call

RWB will host a conference call followed by a Q& A with management on Tuesday, November 30th, 2021 at 5:00 PM ET.  The webcast link to listen online and ask questions is: https://78449.themediaframe.com/dataconf/productusers/rwblm/mediaframe/47398/indexl.html.  Questions during the Q&A will only be accepted via this online link.

The dial-in numbers for the conference call, for listening only, are 877-705-6006 and 201-689-8557.

A replay of the call will be available for 90 days starting three hours after the conclusion of the call by dialing 877-660-6853 or 201-612-7415 then entering access ID:13725118

A recording of the call will be available on RWB’s Investor Relations website at https://ir.redwhitebloom.com/ approximately three hours following the conference call.

Reference

1 Adjusted sales is a non-IFRS measure. Adjusted sales definition: Platinum Vape’s actual wholesale sales currently done through a third party in Michigan under license. Upon successful completion of step 2 licensing in MI, RWB will migrate Michigan operations to RWB-owned and licensed facilities.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Florida, Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman
604-687-2038

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.